3 May 2010

SAMSON OIL & GAS LIMITED ANNOUNCES SHARE PLACEMENT AND SHARE PURCHASE PLAN TO RAISE UP TO A$8.4m

Samson Oil & Gas Limited (ASX: SSN; NYSE AMEX: SSN) today announced that it has received binding commitments for a placement of 123,529,412 fully paid ordinary shares at a price of A$0.034 cents per share to raise A$4,200,000 before costs. Patersons Securities Limited (“Patersons”) acted as Lead Manager to the placement. The issue was heavily over subscribed during the book build process which was conducted during a trading halt in its ordinary shares on the Australian Securities Exchange and in its American Depositary Shares on the NYSE AMEX LLC.

Share Placement

The placement was made pursuant to Section 708 of the Corporations Act 2001 (Cth) and in accordance with Listing Rule 7.1 of the ASX Listing Rules.

Funds raised by the placement will be used to fund a drilling program on the Company's properties in the U.S. and to provide general working capital. The immediate Bakken drilling program will include three wells including the Gary #1-20H (SSN 37%) which is expected to spud on May 25th and will be followed by the Rodney #1-14H (SSN 26.3%) in August and the Earl #1-13H (SSN 31%) in September. In addition it is expected that the work over of the existing London Flats well and the drilling of the offset to that well will be undertaken in the next six months which will be the start of the evaluation of the company’s Niobrara acreage holding.

As part of the placement, the Company has received subscriptions for an offering in the United States of 1,966,400 American Depositary Shares ("ADSs") representing 39,328,000 ordinary shares.  Each ADS represents 20 ordinary shares. The purchase price is US$0.6365 per ADS, which includes a fee of US$0.0075 per ADS payable to the depositary.  The ADSs issued in the U.S. were issued pursuant to an effective shelf registration statement and prospectus supplement dated April 30, 2010.

The ordinary shares and ADSs comprised in the placement will rank pari passu in all respects with the Company's existing ordinary shares and ADSs.

The Australian share placement and U.S. offering do not require shareholder approval.

Share Purchase Plan

The Company also announces that it intends to offer a Share Purchase Plan (“SPP”) to all holders of the Company's ordinary shares.  Shares will be offered to Australian resident shareholders at an issue price of A$0.034 each.  Each shareholder as of the record date of May 18, 2010 will be entitled to subscribe for between 30,000 shares (for A$1,020) and 441,176 shares (for A$15,000) by selecting one of four prescribed tranches.

Concurrent with the SSP, the Company intends to pursue a rights offering in the U.S. which will enable its ADS holders to purchase additional ADSs at a price of $0.639 per ADS, which includes a fee of $0.01 per ADS payable to the depositary. Each holder of ADSs as of the record date of May 18, 2010, regardless of the number of ADSs held by such holder, will be entitled to purchase, by selecting one of four prescribed tranches, between 1,500 ADS (for US$958.50)  and 22,058 ADS (for US$14,095.06).

Option or Warrant Holders

As part of its 2009 rights offering, the Company issued options and warrants which gave the holders the right to subscribe for either shares or ADS, depending on the holders' residency. In connection with the SPP and concurrent U.S. rights offering, holders of these securities will have 10 business days in which to convert the warrants or options so as to become a shareholder (or ADS holder) prior to the record date of May 18, 2010 and therefore be eligible to participate in the SPP or U.S. rights offering. If an option or warrant holder is already a shareholder, then the conversion or exercise would not be necessary to be eligible to participate in the SPP or U.S. rights offering. Holders of warrants in the U.S. who desire to exercise their warrants prior to the record date are urged to contact the Company's Chief Financial Officer, Robyn Lamont, no later than May 10, 2010 in order to ensure that the ADSs are issued pursuant to that exercise prior to the record date.

The expected timetable for the SPP and the U.S. rights offering is as follows:

Notice to optionholders and warrantholders of the SPP	Monday, 3 May 2010
Record date under the SPP for existing shareholders	Tuesday, 18 May 2010
Dispatch of SPP documentation to existing shareholders	Wednesday, 19 May 2010
Opening date of SPP	Thursday, 20 May 2010
Closing date of SPP	Thursday, 10 June 2010
Allotment of SPP shares and dispatch of holding statements	Wednesday, 16 June 2010

The SPP and U.S. rights offering will be conducted on the basis that the aggregate funds raised shall not exceed A$4.2 million (the “Authorized Maximum”).  Accordingly, a maximum of 123,529,411 shares (or 6,176,470 ADSs) may be issued under the SPP and U.S. rights offering.

The Company reserves the right to increase the Authorized Maximum to a level not greater than 30% of the Company's ordinary shares already on issue.  If applications for shares and ADSs under the SPP and concurrent U.S. rights offering exceed the Authorized Maximum, acceptances will be scaled back on a pro rata basis.

The SPP is to be underwritten by Patersons to the extent of A$2,000,000.

The Company has previously filed a shelf registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission (SEC), for the potential rights offering in the U.S. to which this communication relates.  A prospectus supplement (together with the accompanying base prospectus, the “Prospectus”) will be filed on or about the commencement of the rights offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.  When available, copies of the Prospectus relating to the ADSs may be obtained by contacting the Company’s Chief Financial Officer at 1726 Cole Blvd., Suite 210, Lakewood, Colorado 80401, or by email at robyn.lamont@samsonoilandgas.com.  Shareholders and investors may also obtain the Prospectus and other documents filed by the Company in the U.S. for free by visiting EDGAR on the SEC website at www.sec.gov.

For Australian residents that require further information, please contact Denis Rakich, Company Secretary on +61 8 9220 9830 in Perth, Western Australia

For US residents that require further information please contact Robyn Lamont, Chief Financial Officer on
+1 303 524 3360 in Denver, Colorado.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

TERRY BARR
Managing Director

Forward-Looking Statements
Forward-looking statements in this announcement are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, Samson’s expectations and estimates about future events, including plans to launch and contemplated timing and terms of an Australian SPP and U.S. rights offering and the intended use of the net proceeds of the Australian placement and U.S. offering.  These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual events or results may differ materially from those contained in the forward-looking statements due to a variety of factors, including without limitation, volatility in U.S. and global capital markets, changes in the price of oil and natural gas and uncertainties inherent in estimating the timing and results of exploration activities. Other risk factors are discussed in the registration statement, prospectus supplement relating to the contemplated U.S. offering and Samson’s other filings with the Securities and Exchange Commission (“SEC”) (which may be viewed on the SEC’s website at http://www.sec.gov). These documents contain and identify important factors that could cause the actual results for Samson to differ materially from those contained in Samson’s forward-looking statements. Although Samson believes that the expectations reflected in the forward-looking statements are reasonable, Samson cannot guarantee future results, levels of activity, performance or achievements. Samson is under no obligation (and expressly disclaims any obligation) to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.